Exhibit 4.21

DESCRIPTION OF SECURITIES

General

The following description summarizes the most important terms of the securities of Orchestra BioMed Holdings, Inc. (the “Company,” “we,” “us,” or “our”). The following summary does not purport to be complete and is subject to, as applicable, our certificate of incorporation (the “Certificate of Incorporation”), the Certificate of Designation of Series A Convertible Preferred Stock (the “Certificate of Designation”, and together with the Certificate of Incorporation, the “Charter”), and our bylaws (the “Bylaws”) and applicable law. Copies of the Certificate of Incorporation, Certificate of Designation and Bylaws are filed as Exhibits 3.1, 3.2 and 3.3, respectively, to our Annual Report on Form 10-K for the year ended December 31, 2025 (the “2025 Form 10-K”) to which this Description of Securities is filed as Exhibit 4.21. Investors are encouraged to read the applicable provisions of the Delaware General Corporation Law (the “DGCL”), the Charter and the Bylaws in their entirety for a complete description of the rights and preferences of our securities.

Authorized and Outstanding Stock

The Charter authorizes the issuance of (i) 340,000,000 shares of common stock, $0.0001 par value per share (the “Common Stock”) and (ii) 10,000,000 shares of preferred stock, $0.0001 par value per share (the “Preferred Stock”), of which 200,000 shares of Preferred Stock are designated as “Series A Preferred Stock” (the “Series A Preferred Stock”). As of March 10, 2026, there were 58,520,901 shares of Common Stock and 200,000 shares of Series A Preferred Stock issued and outstanding.

Common Stock

The Charter provides the following with respect to the rights, powers, preferences and privileges of our Common Stock.

Voting Rights

Holders of our Common Stock are entitled to one vote per share of Common Stock held at all meetings of stockholders. The Charter does not provide for cumulative voting for the election of directors.

Dividend Rights

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company’s board of directors (the “Board”), out of funds legally available therefor.

Rights upon Liquidation

In the event of our liquidation, dissolution or winding up, the holders of our Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

No Preemptive or Similar Rights

Holders of our Common Stock have no redemption, conversion or preemptive rights. There are no sinking fund provisions applicable to our Common Stock.

Fully Paid and Non-Assessable

The outstanding shares of our Common Stock are fully paid and non-assessable.

Preferred Stock

As of the date of this Annual Report on Form 10-K, there are 200,000 shares of Series A Preferred Stock outstanding. Pursuant to the Charter, our Board has the authority to issue undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders and may adversely affect the voting and other rights of the holders of our Common Stock. At present, we have no plans to issue any additional Preferred Stock.

Series A Preferred Stock

Rank; Liquidation

With respect to distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, a holder of Series A Preferred Stock (a “Holder” or, collectively, “Holders”) is entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment is made to the holders of Common Stock (or any other class of securities junior to the Series A Preferred Stock) an amount equal to the liquidation value of the Shares held by such Holder. The liquidation value of the Series A Preferred Stock is $100.00 per Share (the “Liquidation Value”) and is subject to adjustment for stock splits and the like in accordance with the terms of the Certificate of Designation.

Conversion

Under the terms of the Certificate of Designation, a Holder may convert its Series A Preferred Stock into Common Stock on or after the earlier of (i) the date that both (a) the Company has publicly disclosed primary endpoint data from its U.S. investigational device exemption study for In-Stent Restenosis and (b) the trading price of the Common Stock has been above $15.00 per share on any trading day subsequent to such public disclosure or (ii) the consummation of a Change of Control (as defined in the Certificate of Designation). A Holder may convert all or any portion of the outstanding whole shares of Series A Preferred Stock held by such Holder into an aggregate number of shares of Common Stock as is determined by (i) multiplying the number of shares of Series A Preferred Stock to be converted by the Liquidation Value thereof, and then (ii) dividing the result by the Conversion Price (as defined below) in effect immediately prior to such conversion, with cash being paid in lieu of fractional shares The “Conversion Price” for the Series A Preferred Stock will be the greater of (i) $12.00 per share and (ii) a 20% discount to the closing price of the Common Stock on the Nasdaq Global Market on the date of conversion. Assuming no adjustments to the Conversion Price or the Liquidation Value as a result of stock splits or similar transactions, the 200,000 shares of Series A Preferred Stock outstanding would convert into a maximum of 1,666,666 shares of Common Stock.

Redemption at the Option of Holders upon a Change of Control

Upon the occurrence of a Change of Control, subject to limited exceptions, each Holder shall have the right to require the Company to redeem all or any part of such Holder’s shares of Series A Preferred Stock at a redemption price in cash equal to the aggregate Liquidation Value of such shares.

No Voting Rights

Except as otherwise required by the Delaware General Corporation Law, the Holders shall have no voting rights.

Participating Dividends

If the Company declares or pays a dividend or distribution on all shares of the Common Stock, whether such dividend or distribution is payable in cash, securities, or other property but excluding any dividend or distribution payable on the Common Stock in shares of Common Stock, the Company shall simultaneously declare and pay a dividend on the Series A Preferred Stock on a pro rata basis with the Common Stock determined on an as-converted basis assuming all Shares had been converted as of immediately prior to the record date of the applicable dividend (or if no record date is fixed, the date as of which the record holders of Common Stock entitled to such dividends are to be determined).

Outstanding Warrants

As of March 10, 2026, there are outstanding warrants to acquire up to an aggregate of 9,284,509 shares of Common Stock.

Warrants Issued to Hercules

On November 6, 2024, the Company and certain of its subsidiaries (together with the Company, the “Borrower”) entered into a Loan and Security Agreement (as amended, the “2024 LSA”), by and among the Borrower, the several banks and other financial institutions or entities party thereto, as lenders (collectively, the “Lenders”), and Hercules Capital, Inc., as administrative agent and collateral agent for itself and the Lenders.  In connection with the entry into the 2024 LSA, on the November 6, 2024, the Company issued each of the Lenders a warrant to purchase Common Stock, which warrants were amended on July 31, 2025 (the “Hercules Warrants Amendments”) in connection with certain amendments made to the 2024 LSA (each, as amended, a “Hercules Warrant” and, collectively, as amended, the “Hercules Warrants”). Pursuant to the Hercules Warrants,  each Lender may purchase that number of shares of Common Stock equal to (i) 0.04 multiplied by the aggregate principal amount of all Term Loan Advances (as defined in the 2024 LSA) made to the Company by such Lender, divided by (ii) the applicable exercise price, which is currently of $3.58.

Each Hercules Warrant is exercisable until November 6, 2031. The Hercules Warrants include customary anti-dilution adjustments with respect to stock splits, stock dividends and the like, among other customary provisions for instruments of this type.  The Hercules Warrants also have a net exercise provision under which each holder may, in lieu of payment of the exercise price in cash, surrender the Hercules Warrant and receive a net amount of shares based on the fair market value of the Common Stock at the time of exercise of the warrant after deduction of the aggregate exercise price. As of March 10, 2026, the Hercules Warrants are exercisable for an aggregate of 167,598 shares of Common Stock at an exercise price of $3.58 per share.

The foregoing descriptions of the Hercules Warrants and Hercules Warrants Amendments are qualified in its entirety by reference to the form of Hercules Warrants and the Form of Hercules Warrant Amendments filed as Exhibit 4.16 and Exhibit 4.17, respectively, to the 2025 Form 10-K.

Warrants Issued to Consultant

On February 28, 2025, as payment for services rendered to us pursuant to a Restated and Amended Consulting Agreement, dated January 1, 2025, by and between us and certain consultants (the “Consultants”), we issued warrants to the Consultants (the “Original Consultant Warrants”) that were exercisable for an aggregate of 60,000 shares of Common Stock at an exercise price of $4.69 per share. In August 2025,  we cancelled the Consultant Warrants and simultaneously issued a new warrant to one of the Consultants exercisable for an aggregate of 60,000 shares of Common Stock on the same terms and with the same exercise price as the Original Consultant Warrants (the “New Consultant Warrant”).  The New Consultant Warrant (i) terminates on February 28, 2030, (ii) provides for the adjustment of the exercise price and number of shares issuable upon the exercise thereof in the event of certain reclassifications of shares, stock dividends or other distributions, consolidations, subdivisions, stock splits and combinations; and (iii) has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the New Consultant Warrant and receive a net amount of shares based on the fair market value of the Common Stock at the time of exercise of the New Consultant Warrant after deduction of the aggregate exercise price.

The foregoing description of the New Consultant Warrant is qualified in its entirety by reference to the form of Consultant Warrant filed as Exhibit 4.18 to the 2025 Form 10-K.

Warrants Issued to Ligand

On August 4, 2025, in connection with a revenue participation right purchase and sale agreement, dated July 31, 2025 (the “Revenue Purchase and Sale Agreement”), the Company issued to Ligand Pharmaceuticals Incorporated (“Ligand”) a warrant (the “Ligand Warrant”) to purchase up to 2,000,000 shares of Common Stock at  an exercise price of $3.67, subject to adjustment for stock The shares underlying the Ligand Warrant vest in two tranches, with 1,142,857 shares vesting on August 4, 2025, and the remaining 857,143 shares vesting upon payment of the second installment (the “Second Installment”) under the Revenue Purchase and Sale Agreement, which is payable on May 1, 2026, provided certain conditions have been met. The Ligand Warrant is exercisable until August 4, 2035, subject to the vesting conditions described above. If the Second Installment is not paid, the Ligand Warrant will remain exercisable solely with respect to 1,142,856 shares of Common Stock. The Ligand Warrant provides for the adjustment of the exercise price and number of shares issuable upon the exercise the Ligand Warrant  in the event of certain reclassifications of shares, stock dividends or other distributions, consolidations, subdivisions, stock splits and combinations.

The Ligand Warrant must be exercised for cash, unless a registration statement is not available to register the resale of the shares of Common Stock issuable upon exercise of the Ligand Warrant under the Securities Act of 1933, as amended (the “Securities Act”), in which case the Ligand Warrant may be exercised on a cashless basis.

In the event the Company engages in a Fundamental Transaction (as such term is defined in the Ligand Warrant to include, among other things, certain mergers of the Company, a sale of substantially of the Company’s assets and certain business combinations), following such Fundamental Transaction Ligand shall have the right to receive, upon exercise of the Ligand Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of vested shares of Common Stock then issuable upon exercise of the Ligand Warrant.

The foregoing description of the Ligand Warrant is qualified in its entirety by reference to the Ligand Warrant filed as Exhibit 4.19 to the 2025 Form 10-K.

Pre-Funded Warrants

On August 4, 2025, in connection with an underwritten public offering of the Common Stock, the Company issued pre-funded warrants (the “Pre-Funded Warrants”) to certain investors to purchase an aggregate of 5,136,363 shares of its Common Stock. The Pre-Funded Warrants were issued at a public offering price of $2.7499 per Pre-Funded Warrant, which represents the public offering price per share of Common Stock less the $0.0001 per share exercise price of each Pre-Funded Warrant. Each Pre-Funded Warrant is exercisable for one share of Common Stock at an exercise price of $0.0001 per share and is exercisable at any time after its original issuance. The Pre-Funded Warrants do not expire. Holders may not exercise a Pre-Funded Warrant to the extent that, after giving effect to such exercise, such holder (together with its affiliates) would beneficially own more than 9.99% of the outstanding shares of Common Stock immediately after exercise (the “Maximum Percentage”). However, holders may increase or decrease the Maximum Percentage to any percentage not exceeding 19.99%, provided that any increase will not be effective until 61 days after prior notice to the Company.

The Pre-Funded Warrants provide for the adjustment of the number of shares issuable upon the exercise Pre-Funded Warrants and the exercise price of the Pre-Funded Warrants in the event of certain reclassifications of shares, stock dividends or other distributions, consolidations, subdivisions, stock splits and combinations.

If the Company makes certain pro rata distributions of its assets (or rights to acquire its assets) to holders of the Common Stock (a “Distribution”), a holder of a Pre-Funded Warrant shall be entitled to participate in such distribution to the same extent that such holder would have participated therein if such older had held the number of shares of Common Stock acquirable upon complete exercise of such holder’s Pre-Funded Warrant (without regard to any limitations or restrictions on exercise of this the Pre-Funded, including without limitation, the Maximum Percentage); provided, that to the extent that a holder’s right to participate in any such Distribution would result in such holder and the other Attribution Parties (as defined in the Pre-Funded Warrants) exceeding the Maximum Percentage, then such holder shall not be entitled to participate in such Distribution to such extent (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of such holder until such time or times as its right thereto would not result in the such holder and the other Attribution Parties exceeding the Maximum Percentage.

If the Company grants, issues or sells certain purchase rights, in each case pro rata to the record holders of any class of common stock of the Company (the “Purchase Rights”), then the holder a Pre-Funded Warrant will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage); provided, that to the extent that such holder’s right to participate in any such Purchase Right would result in such holder and the other Attribution Parties exceeding the Maximum Percentage, then such holder shall not be entitled to participate in such Purchase Right to such extent (and shall not be entitled to beneficial ownership of such Common Stock as a result of such Purchase Right to such extent) and at such holder’s election, in its sole discretion, either (1) such Purchase Right to such extent shall be held in abeyance for the benefit of such holder until such time or times as its right thereto would not result in such holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times such holder will be granted such right to the same extent as if there had been no such limitation or (2) the Company shall offer such holder the right upon exercise of such Purchase Right to acquire a security (e.g., a pre-funded warrant) that would not result in such holder and the other Attribution Parties exceeding the Maximum Percentage but will otherwise to the extent possible have economic and other rights, preferences and privileges substantially consistent and on par with the securities or other property issuable upon exercise of the originally offered Purchase Rights.

In the event the Company engages in a Fundamental Transaction (as such term is defined in the Pre-Funded Warrants to include, among other things, certain mergers of the Company, a sale of substantially of the Company’s assets and certain business combinations), then following such Fundamental Transaction the holder of a Pre-Funded Warrant shall have the right to receive, upon exercise of such Pre-Funded Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares of Common Stock then issuable upon exercise in full of such Pre-Funded Warrant.

The foregoing description of the Pre-Funded Warrants is qualified in its entirety by reference to the form of Pre-Funded Warrant filed as Exhibit 4.20 to the 2025 Form 10-K.

HSAC2 Warrants

There are currently outstanding an aggregate of 750,000 warrants to purchase Common Stock (the “HSAC2 Warrants”).

Each HSAC2 Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as described in the HSAC2 Warrants, at any time commencing 30 days after the closing of the business combination by and among Health Sciences Acquisitions Corporation 2 (“HSAC2”), HSAC Olympus Merger Sub, Inc. and Orchestra BioMed, Inc (“Legacy Orchestra”) on January 26, 2023 (the “Business Combination”). The HSAC2 Warrants have a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the Common Stock at the time of exercise of the HSAC2 Warrants after deduction of the aggregate exercise price. The HSAC2 Warrants will expire five years after the date on which they first became exercisable, at 5:00 p.m., New York City time.

None of the HSAC2 Warrants will be redeemable by us.

If the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, then, on the effective date of such stock dividend, or split-up or similar event, the number of shares issuable on exercise of each HSAC2 Warrant will be increased in proportion to such increase in the outstanding shares.

If the number of outstanding shares is decreased by a consolidation, combination, reverse share split or reclassification of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares issuable on exercise of each HSAC2 Warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.

Whenever the number of shares of Common Stock issuable upon the exercise of the HSAC2 Warrants is adjusted, as described above, the HSAC2 Warrant exercise price will be adjusted by multiplying the HSAC2 Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares so purchasable immediately thereafter.

If, at any time while an HSAC2 Warrant is outstanding, (i) we effect any merger or consolidation with or into another person, (ii) we effect any sale of all or substantially all of our assets or a majority of the Common Stock is acquired by a third party, in each case, in one or a series of related transactions, (iii) any tender offer or exchange offer is completed pursuant to which all or substantially all of the holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (iv) we effect any reorganization or reclassification of Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then the holder of an HSAC2 Warrant shall have the right thereafter to receive, upon exercise of the HSAC2 Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares of Common Stock then issuable upon exercise in full of such HSAC2 Warrant.

The foregoing description of the HSAC2 Warrants is qualified in its entirety by reference to the Amended & Restated Warrant issued to HSAC 2 Holdings, LLC, dated January 25, 2023 filed as Exhibit 4.13 to the 2025 Form 10-K.

Officer and Director Warrants

There were formerly 1,500,000 HSAC2 Warrants. As part of the Business Combination, HSAC 2 Holdings, LLC forfeited 50% of its HSAC2 Warrants, comprising 750,000 HSAC2 Warrants, for no consideration, immediately prior to the closing of the Business Combination. Pursuant to the terms of the Agreement and Plan of Merger, dated as of July 4, 2022, by and among HSAC2, HSAC Olympus Merger Sub, Inc., and Legacy Orchestra, immediately following such forfeiture and prior to the closing of the Business Combination, HSAC2 issued 750,000 warrants to purchase Common Stock to eleven specified employees and directors of Legacy Orchestra (the “Officer and Director Warrants”). However, 90,000 of the initial 750,000 Officer and Director Warrants were forfeited in connection with the departure of the Company’s former Chief Financial Officer and one director of the Company. Accordingly, there are currently 660,000 Officer and Director Warrants outstanding. These Officer and Director Warrants have substantially similar terms to the forfeited HSAC2 Warrants, except that 50% of the Officer and Director Warrants will become exercisable between 24 after the closing of the Business Combination and the remaining 50% will become exercisable 36 months after the closing of the Business Combination, in each case, subject to the holder’s continued employment or service with us or one of our subsidiaries through such date.

The foregoing description of the Officer and Director Warrants is qualified in its entirety by reference to the Form of Officer and Director Warrant filed as Exhibit 4.12 to the 2025 Form 10-K.

Legacy Orchestra Warrants that Converted into Company Warrants

At the effective time of the Business Combination, each warrant to purchase shares of the common stock of Legacy Orchestra that was outstanding and unexercised immediately prior to the effective time of the Business Combination was assumed by the Company and represented a warrant to purchase shares of Common Stock on the same terms and subject to the same conditions (including as to vesting and exercisability) as were in effect with respect to such warrants immediately prior to such effective time, with appropriate adjustments to the number of shares of Common Stock underlying such warrant and the exercise price applicable thereto to account for the Business Combination.

Warrants Issued in the Formation Mergers

Warrants to purchase an aggregate of 87,916 shares of Common Stock at an exercise price of $10.22 per share, which Legacy Orchestra issued on May 31, 2018 in connection with the mergers entered into with each of Caliber Therapeutics, Inc. (“Caliber”), BackBeat Medical, Inc. (“BackBeat”) and FreeHold Surgical, Inc. pursuant to which Legacy Orchestra was formed in exchange for Caliber and BackBeat warrants that had been issued to designees of Aegis Capital Corp. (“Aegis”) with respect to Aegis serving as a placement agent in Caliber and BackBeat capital-raising transactions. Among other things, these warrants have a six-year term that began on January 26, 2023 and became exercisable one year after the closing of the Business Combination.

The foregoing description of warrants issued in the Formation Mergers is qualified in its entirety by reference to the form of such warrants filed as Exhibits 4.1 and 4.2 to the 2025 Form 10-K.

Warrants Issued to Designees of Aegis for Serving as Placement Agent in Connection with Legacy Orchestra’s Series B Preferred Stock and Series B-1 Preferred Stock Financings

Warrants to purchase an aggregate of 319,925 shares of Common Stock at an exercise price of $10.22 per share, which Legacy Orchestra issued to designees of Aegis pursuant to the Placement Agency Agreement entered into with Aegis in connection with Legacy Orchestra’s offerings of Series B Preferred Stock and Series B-1 Preferred Stock. Among other things, these warrants have a six-year term that begins on January 26, 2023 and became exercisable one year after the closing of the Business Combination.

The foregoing description of warrants issued to Aegis is qualified in its entirety by reference to the form such warrants filed as Exhibit 4.3 to the 2025 Form 10-K.

Provisions Applicable to All of the Above Company Warrants

All of the warrants above:

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provide for the adjustment of the exercise price and number of shares issuable upon the exercise thereof in the event of certain reclassification of shares, stock dividends or other distributions, capital reorganizations, consolidations, subdivisions, stock splits and combinations;

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have a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the Common Stock at the time of exercise of the warrant after deduction of the aggregate exercise price.

Warrants Issued to Avenue

In June 2022, Legacy Orchestra entered into the 2022 Loan and Security Agreement (the “2022 Loan and Security Agreement”) with Avenue Venture Opportunities Fund, L.P. (“Avenue I”) and Avenue Venture Opportunities Fund II, L.P. (“Avenue II,” and, collectively with Avenue I, “Avenue”). Pursuant to the terms of the 2022 Loan and Security Agreement, Legacy Orchestra issued two warrants to Avenue on June 3, 2022 that are exercisable for an aggregate of 100,000 shares of Common Stock at an exercise price of $4.06. These warrants (i) terminate on June 3, 2027, (ii) provide for the adjustment of the exercise price and number of shares issuable upon the exercise thereof in the event of certain reclassifications of shares, stock dividends or other distributions, consolidations, subdivisions, stock splits and combinations; and (iii) have a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the Common Stock at the time of exercise of the warrant after deduction of the aggregate exercise price.

In connection with the repayment and termination of the 2022 Loan and Security Agreement, we issued two warrants to purchase an aggregate of 27,707 shares of Common Stock at an exercise price of $7.67 to Avenue on October 6, 2023 in lieu of a portion of certain fees we owed pursuant to the 2022 Loan and Security Agreement. These warrants (i) terminate on October 6, 2028, (ii) provide for the adjustment of the exercise price and number of shares issuable upon the exercise thereof in the event of certain reclassifications of shares, stock dividends or other distributions, consolidations, subdivisions, stock splits and combinations; and (iii) have a net exercise provision under which its holders may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the Common Stock at the time of exercise of the warrant after deduction of the aggregate exercise price.

The foregoing description of warrants issued to Avenue is qualified in its entirety by reference to the form such warrants filed as Exhibit 4.10 to the 2025 Form 10-K.

Registration Rights and Lock-Up Agreement

Business Combination Registration Rights Agreement

In connection with the Business Combination, we entered into the Amended and Restated Registration Rights Agreement with RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd. and RTW Biotech Opportunities Ltd (formerly RTW Venture Fund Limited), certain former shareholders of HSAC2 and certain former stockholders of Legacy Orchestra (as amended, the “Second A&R RRA”). Pursuant to the Second A&R RRA and certain other registration obligations of the Company, we filed a registration statement (the “Business Combination Registration Statement”) with respect to the resale of up to 750,000 HSAC2 Warrants exercisable for Common Stock and up to 18,586,201 shares of Common Stock (including up to 1,310,000 shares of Common Stock issuable upon exercise of the HSAC2 Warrants and the Officer and Director Warrants). The Business Combination Registration Statement, which registers the resale of approximately 48.5% of our outstanding Common Stock as of March 27, 2025, was declared effective by the staff of the SEC on May 9, 2024. In addition, subject to certain requirements and customary conditions, including with regard to the number of requests that may be made and when, the relevant stockholders may request to sell all or any portion of their registrable securities in an underwritten offering so long as the total offering price is reasonably expected to exceed, in the aggregate, $25 million. The stockholders party to the Second A&R RRA also have certain “piggy-back” registration rights that require us to include such securities in registration statements that we otherwise file, subject to certain requirements and customary conditions. The Second A&R RRA does not contain liquidated damages provisions or other cash settlement provisions resulting from delays in registering the securities. We will bear the expenses incurred in connection with the filing of any such registration statements. The Second A&R RRA contains customary indemnification provisions.

The foregoing description of Second A&R RRA is qualified in its entirety by reference to the Second A&R RRA filed as Exhibit 10.1 to the 2025 Form 10-K.

Ligand Registration Rights Agreement

In connection with the Ligand Warrant, the Company, Ligand and certain other investors have agreed to enter into a Registration Rights Agreement (the “Ligand Registration Rights Agreement”) on August 4, 2025, pursuant to which the Company agreed to file a shelf registration statement (the “Ligand Registration Statement”) providing for the resale of up to 2,000,000 shares of Common Stock issuable upon exercise of the Ligand Warrants and 6,027,890 shares of Common Stock issued in a private placement.  The Ligand Registration Statement, which registers the resale of approximately 3% of our outstanding Common Stock as of March 10, 2026, became effective on November 20, 2025 in accordance with the provisions of Section 8(a) of the Securities Act. The Ligand Registration Rights Agreement does not provide the stockholders with piggyback registration rights with respect to other registration statements filed by the Company. The Ligand Registration Rights Agreement does not contain liquidated damages provisions or other cash settlement provisions resulting from delays in registering the securities. We will bear the expenses incurred in connection with the filing of any such registration statements. The Ligand Registration Rights Agreement contains customary indemnification provisions.

The foregoing description of the Ligand Registration Rights Agreement is qualified in its entirety by the reference to the Ligand Registration Rights Agreement filed as Exhibit 10.34 to the 2025 10-K.

Anti-Takeover Effects of our Governing Documents under Delaware Law

Certain provisions of Delaware law, along with our Charter and our Bylaws, all of which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of the Company. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of the Company to first negotiate with our Board. However, these provisions could have the effect of delaying, discouraging or preventing attempts to acquire the Company, which could deprive our stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

Election and Removal of Directors

The size of our Board is currently set at eight directors. The exact number of directors will be fixed from time to time by resolution of the Board. No director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the Board and any newly created directorship may be filled only by a majority of the remaining directors in office or by the sole remaining director.

Limits on Written Consents

The Charter and the Bylaws provide that holders of Common Stock will not be able to act by written consent without a meeting.

Special Meetings of Stockholders

The Bylaws provide that special meetings of stockholders may be called only by the chairperson of the Board, our chief executive officer or a majority of the directors.

Advance notice requirements for stockholder proposals and director nominations

The Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that, in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if later than the 90th day prior to such annual meeting, the tenth day following the day on which public announcement of the date of such meeting is first made. The Bylaws provide that an adjournment or a postponement of an annual meeting for which notice has been given, or the public announcement thereof has been made, will not commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), proposals seeking inclusion in the annual proxy statement must comply with the notice periods contained therein. The Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized but unissued shares

Our authorized but unissued Common Stock and Preferred Stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Selection

The Charter provides that, unless the Company otherwise consents in writing, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have subject matter jurisdiction, another state or federal court located within the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for resolution of (a) any derivative action or proceeding brought on behalf of the Company, (b) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Company to the Company or to the stockholders of the Company, (c) any action, suit or proceeding arising pursuant to any provision of the DGCL, the Charter or the Bylaws or (d) any action, suit or proceeding asserting a claim against the Company governed by the internal affairs doctrine. If any action the subject matter of which is described in the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder will be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Notwithstanding the foregoing, unless the Company otherwise consents in writing, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of Common Stock shall be deemed to have notice of and consented to the forum provisions in the Charter.

Notwithstanding the foregoing, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Limitation of Liability and Indemnification of Directors and Officers

Our Charter and Bylaws limit a director’s and officer’s liability to the fullest extent permitted under the DGCL. The DGCL provides that directors and officers of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors or officers, except for liability:

•	for any transaction from which the director or officer derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	for a director under Section 174 of the DGCL;
•	for any breach of a duty of loyalty to the corporation or its stockholders; or
•	for an officer in any action by or in the right of the corporation.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of the directors and officers will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and our Bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we entered into separate indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of our directors or officers or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in our Charter and Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Listing

Our shares of Common Stock are currently listed on the Nasdaq Global Market under the symbol “OBIO.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Continental Stock Transfer & Trust Company, located at 1 State Street, New York, New York 10004.